Contact

wrdiricco@ucdavis.edu

www.linkedin.com/in/williamdiricco (LinkedIn)
intro.co/vanyalazarova (Other)

Top Skills

Social Media
Marketing
Cost Reduction

Certifications

Accounts & Contacts for Salesforce Classic

CRM for Salesforce Classic

Leads & Opportunities for Salesforce Classic

William DiRicco

Founder of Pangea on a mission to clean the 1000 dirtiest rivers of the world!

San Francisco, California, United States

Summary

In our current world, buying anything is problematic for the environment. Consumerism is destroying our planet at accelerated rates. But what if we use business as a force for good to save our planet instead of harming it?

The future is sustainable. I'm a passionate entrepreneur on a mission to save our oceans through innovative circular economy models and by using e-commerce as a force for good to drive profitable positive impact.

Experience

PANGEA

Founder

May 2019 - Present (4 years 1 month)

San Francisco Bay Area

We leverage market analytics and data science to identify high-demand Outdoor products on e-commerce and replace them with unique ecological and carbon-negative alternatives that the market loves.
We launch them on Kickstarter, scale them online globally at high speed, and use part of the funds to clean our planet and stop ocean pollution.

Our products are based on virtuous circles and sustainable supply chains that directly benefit our planet. The more PANGEA products our customers purchase, the better for the environment.

19 tons of trash cleaned from 11 countries with 1,500+ volunteers, 16 river trash barriers placed so far to stop 5 tons of trash per month before it enters our oceans, 2,700 mangrove trees planted and restored, and counting!
On a mission to place 500 river barriers in 100 of the most polluting rivers of the world and organize 1 cleanup in each country of our planet.

"Where some see trash we see treasure"

Our next goal is to recycle the plastic we collect into more products by innovating in material science and circular economy to close the PANGEA Positive Loop.

Amplitude
Product Analytics Development
April 2020 - July 2020 (4 months)
San Francisco Bay Area

SV Academy
Sales Development Fellowship
February 2020 - April 2020 (3 months)
San Francisco Bay Area

• Selected in the top 2% of applicants for competitive Business Development Fellowship offered to high potential individuals preparing for a role in SaaS
• Mentored by by Brandon Newton, Top performing SDR at Branch
• Mentored by Shane Falkowski, Sales Manager at SalesLoft
• Mentored by Onn Rubin, Head of Global Sales at Amplitude

Evolution Commerce
Website Development/ Marketing
August 2018 - May 2019 (10 months)
Medellin, Colombia

• Managed Ad campaigns targeted at increasing followers
• Involved in product development and listing optimization

Sunrun
Field Marketing
June 2017 - December 2017 (7 months)
Elk Grove, CA

Field Marketing/ Prospect Qualification

Mr. Pickle's Inc.
Shift Supervisor
January 2014 - April 2017 (3 years 4 months)
Davis, CA

•Cross trained in every role at the store

Costco Wholesale
Front End Sales

August 2013 - December 2013 (5 months)
Spokane, Washington Area

•Actively sold various rotating products

Education

University of California, Davis

· (2014 - 2018)